QUANTITATIVE ALPHA TRADING INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2012 (Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated condensed interim financial statements for the three and six month period ended June 30, 2012.

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenue
Licensing	$9,537	$—	$29,286	$—

Expenses
Amortization - Equipment	5,095	1,731	10,192	3,709
Amortization - Intangible	207,744	207,744	415,488	415,488
Finance costs	710	1,256	1,729	23,428
Foreign exchange loss	(9,853)	7,175	(1,626)	38,548
Management, consulting and administrative	107,990	35,550	189,449	95,955
Office	19,413	3,584	37,666	14,551
Professional fees	2,154	89,407	12,629	154,251
Rent	19,035	16,137	40,440	32,774
Salary and wages	242,105	111,867	483,879	174,781
Share based compensation	200,181	515,862	591,744	1,659,135
Travel	20,141	2,566	38,599	12,760
Trust and filing fees	10,496	10,496	18,303	21,604
Loss before the following:	(815,674)	(1,003,375)	(1,809,206)	(2,646,984)
Interest and other income	28	12,160	87	12,159
Realized gain (loss)	(14,242)	(38,975)

Net loss and comprehensive loss	$(829,888)	$(991,215)	$(1,848,094)	$(2,634,825)

Loss per share, basic	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Loss per share, fully diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding, basic	267,466,886	221,494,233	267,093,464	178,897,801
Weighted average number of common shares outstanding, fully diluted	270,461,536	221,647,202	270,088,114	178,975,135

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc. Consolidated Condensed Interim Financial Statements Statements of Financial Position (Unaudited, expressed in Canadian dollars)

	June 30,	December 31,
As at	2012	2011

Assets

Current assets
Cash and cash equivalents (Note 4)	$337,825	$1,203,430
Marketable securities
Other receivables	64,850	24,409
Prepaid expenses	260,550	255,160
	663,225	1,482,999

Equipment (Note 5)	40,652	49,969
Intangible (Note 6)	6,543,927	6,959,415
Prepaid Expenses - long term	78,125
Total Assets	$7,247,804	$8,570,508

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$459,709	$526,063
	459,709	526,063
Shareholders’ equity
Share capital and warrants (Note 7)	13,840,913	13,874,355
Contributed surplus	5,599,828	4,974,642
Deficit	(12,652,646)	(10,804,552)
	6,788,095	8,044,445

Total Liabilities and Shareholders’ Equity	$7,247,804	$8,570,508

Going Concern (Note 1)

Subsequent Events (Note 9)

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Statements of Changes in Equity
For the three and six months months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

	Share Capital	Contributed
	and Warrants	Surplus	Deficit	Total Equity
	$	$	$	$

As at January 1, 2012	13,874,355	4,974,642	(10,804,552)	8,044,445
Net loss and comprehensive loss	—	—	(1,848,094)	(1,848,094)
Warrant expiry	(33,442)	33,442	—	—
Share based compensation (Note 7)	—	591,744	—	591,744

As at June 30, 2012	13,840,913	5,599,828	(12,652,646)	6,788,095

As at January 1, 2011	8,939,599	2,406,438	(5,660,942)	5,685,095
Net loss and comprehensive loss	—	—	(2,634,825)	(2,634,825)
Issuance - private placement (Note 7)	500,000	—	—	500,000
Issuance - conversion of notes payable	2,486,930	—	—	2,486,930
Issuance - warrant exercise (Note 7)	2,000,000	—	—	2,000,000
Share based compensation (Note 7)	—	1,554,968	—	1,554,968
Cancellation of preferred shares (Note 7)	(4,286)	4,286
As at June 30, 2011	13,922,243	3,965,692	(8,295,767)	9,592,168

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Cash Flow Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited. expressed in Canadian dollars)

	Three months ended June 30,			Six months ended June 30,
	2012		2011	2012	2011
Cash provided by (used in)

Operating activities
Loss for the period	$(829,888)		$(991,215)	$(1,848,094)	$(2,634,825)
Items not involving cash:
Share based compensation	200,181		515,862	591,744	1,659,135
Amortization	212,839		209,475	425,680	419,197
Accrued interest on notes payable	-		-	-	21,631
Foreign exchange on notes payable			-	-	11,378
	(416,868)		(265,878)	(830,670)	(523,484)
Net changes in non-cash working capital
Other receivables	7,204		(22,957)	(40,441)	(23,686)
Prepaid expenses	20,483		(1,781)	72,735	(7,781)
Trade and other payables	36,665		31,401	(66,354)	63,304
	(352,516)		(259,215)	(864,730)	(491,647)

Investing activities
Purchase of equipment	-		(11,118)	(875)	(11,118)
	-		(11,118)	(875)	(11,118)

Financing activities	-		-	-
Common shares issued	-		-	-	2,500,000
Deposit on private placement	-		-	-	(250,000)
	-		-	-	2,250,000

Increase (decrease) in cash and cash equivalents	(352,516)		(270,333)	(865,605)	1,747,235
Cash and cash equivalents, beginning of period	690,341		2,192,098	1,203,430	174,530

Cash and cash equivalents, end of period	$337,825		$1,921,765	$337,825	$1,921,765

Supplementary information:
Cash received from interest	$-	$		$-	$-
Non-cash transactions:
Conversion of notes payable	$-	$		$-	$2,486,930

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND CORPORATE INFORMATION

Quantitative Alpha Trading Inc. and subsidiary herein after referred to as “Company” or “QAT” is a public company incorporated in the Province of Ontario, Canada. These financial statements include the results of QAT’s wholly owned US subsidiary, Quantitative Alpha Trading (USA) LLC.

The head office and registered office of the Company is located at 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5.

The Company is in the business of developing and licensing sentiment based proprietary trading software for the institutional trading and money manager markets.

Going concern assumption

These financial statements have been prepared using International Financial Reporting Standards (“IFRS”) that are applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has yet to generate significant revenues or reach profitable operations and as such is dependent on financing activities. Management believes the Company will need imminent funding to operate through the year 2012. While this may cast significant doubt upon the Company’s ability to continue as a going concern, subsequent to June 30, 2012, the Company entered into a Definitive Agreement to be acquired by Mobile Integrated Systems Inc. (Note 9).

Management has considered expectations for future profitability and believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business, and accordingly, it is appropriate to prepare these financial statements on a going concern basis. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings and the balance sheet classifications used.

2.     BASIS OF PRESENTATION

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These consolidated condensed interim financial statements

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

2.     BASIS OF PRESENTATION (CONTINUED)

Statement of compliance (continued)

should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these consolidated condensed interim financial statements are consistent with the policies disclosed in Note 5 of the consolidated financial statements for the year ended December 31, 2011.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2012.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied to the presentation of these consolidated condensed interim financial statements are as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS as issued by the IASB. These policies and methods of computation have been consistently applied to all periods presented unless otherwise stated.

 New accounting pronouncements

New standards and amendments, that have been issued by the IASB and not yet effective for the fiscal year beginning January 1, 2012, are summarized in the Company’s annual consolidated financial statements for the year ended December 31, 2011.

4.     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	June 30,	December 31,
	2012	2011
Cash at bank and in hand:
Canadian dollars	$65,664	$158,223
US dollars	272,161	894,043
Short-term deposits	—	151,164
	$337,825	$1,203,430

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011 (Unaudited, expressed in Canadian dollars)

5. EQUIPMENT

	Office	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total
	$	$	$	$	$
Cost
At December 31, 2011	25,744	59,904	10,473	2,522	98,643
Additions	—	875	—	—	875
At June 30, 2012	25,744	60,779	10,473	2,522	99,518

Accumulated Amortization
At December 31, 2011	4,776	30,903	10,473	2,522	48,674
Additions	2,097	8,095	—	—	10,192
At June 30, 2012	6,873	38,998	10,473	2,522	58,866

Net book value
December 31, 2011	20,968	29,001	—	—	49,969
June 30, 2012	18,871	21,781	—	—	40,652

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011 (Unaudited, expressed in Canadian dollars)

6.     INTANGIBLE

Intangible assets are reviewed annually for impairment or when events or changes in circumstances indicate that the carrying value may not be recoverable. Management performed its annual impairment review at December 31, 2011 and determined that the recoverable amount of the software was in excess of its carrying value.

Software
Cost
At December 31, 2011	$8,309,750
Additions	—
At June 30, 2012	$8,309,750

Accumulated Amortization
At December 31, 2011	$1,350,335
Additions	415,488
At June 30, 2012	$1,765,823

Net book value
December 31, 2011	$6,959,415
June 30, 2012	$6,543,927

7.     SHARE CAPITAL

a) Authorized and outstanding shares
As at June 30, 2012 the authorized share capital of the Company consisted of the following:

 Unlimited number of Common Shares with no par value 5,250,000 Class B non-voting Preferred Shares with no par value

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.     SHARE CAPITAL (CONTINUED)

A continuity of the outstanding share capital is as follows:

		Number of
	Number of	Class B
	common	preferred
	shares	shares

As at January 1, 2012	263,953,364	689,863
Issuance - conversion of preferred shares	3,903,980	(390,398)
As at June 30, 2012	267,857,344	299,465

As at January 1, 2011	124,862,860	5,250,000
Issuance - private placement	9,523,796	—
Issuance - conversion of notes payable	47,370,100	—
Issuance - warrant exercise	38,095,238	—
Issuance - conversion of preferred shares	37,360,940	(3,736,094)
Cancelled	—	(150,000)
As at June 30, 2011	257,212,934	1,363,906

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued 9,523,796 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525. These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of $2,000,000. Share issuance costs of $15,590 have been offset against gross proceeds.

On March 30, 2011, the shareholders of the Company, by waiving any condition for conversion, had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder. As of December 31, 2011, 4,410,137 Preferred Shares have been converted into 44,101,370 common shares Share issuance costs of $22,858 have been offset against gross proceeds

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.     SHARE CAPITAL (CONTINUED) b) Stock options

QAT has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. The option price shall not be less than the fair market value of the Company’s common shares on the grant date. The volatility used in each of the calculations noted below was based on a historical average volatility over the expected life of the options.

On January 9, 2012, the Company awarded its Chief Financial Officer a total of 100,000 stock options which vest on January 9, 2013 at an exercise price of $0.10. The options granted have an expiry date of January 9, 2022. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1.95%
Expected life	8-10 years
Volatility	252%
Expected dividends	nil

On August 17, 2011, the Company awarded an employee a total of 2,723,518 stock options which vest immediately upon commencement of employment at an exercise price of $0.10. The options granted have an expiry date of August 17, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	232%
Expected dividends	nil

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011 (Unaudited, expressed in Canadian dollars)

7. SHARE CAPITAL (CONTINUED)

b) Stock options (continued)

On April 4, 2011, the Company awarded a consultant a total of 680,880 stock options of which 226,960 vest immediately at an exercise price of $0.34, 226,960 vests on the first anniversary of the grant date with an exercise price of $0.34 and 226,960 vests on the second anniversary of the grant date with an exercise price of $0.34. The options granted have an expiry date of April 4, 2021. The fair value of each option at the date of grant was estimated at $0.34/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	235%
Expected dividends	nil

On March 30, 2011, the Company awarded its directors, officers, employees and consultants a total of 29,958,701 stock options of which 10,440,143 vest immediately at an exercise price of $0.10, 9,759,279 vest on the first anniversary of the grant date with an exercise price of $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24. All options granted have an expiry date of March 30, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.90%
Expected life	8-10 years
Volatility	230%
Expected dividends	nil

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.     SHARE CAPITAL (CONTINUED)

 b) Stock options (continued)

The continuity of the outstanding stock options of the Company is as follows:

	For the six months ended		For the year ended
	June 30, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
		price		price

Balance at beginning of period	36,413,099	$0.18	5,650,000	$0.32
Granted	100,000	0.10	33,363,099	0.17
Exercised	—	—	—	—
Cancelled or expired	(5,092,639)	0.32	(2,600,000)	0.32
Balance at end of period	31,420,460	$0.17	36,413,099	$0.18

	Outstanding Options				Exercisable Options
Exercise price per share	Number		Weighted	Weighted		Weighted
	outstanding		average	average	exerciseable	average
	remaining		exercise	exercise
	life (years	)	price	price
$0.09 - $0.25	31,420,460		8.79	$0.17	22,015,108	$0.13
	31,420,460		8.79	$0.17	22,015,108	$0.13

Quantitative Alpha Trading Inc. Notes to the Consolidated Condensed Interim Financial Statements For the three and six months ended June 30, 2012 and 2011 (Unaudited, expressed in Canadian dollars)

8.     RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel. Unless otherwise stated, transactions with related parties do not incorporate special terms and conditions and no guarantees were given or received.

Transactions with key management personnel
Key management of the Company includes the Board of Directors as well as executive management. Transactions with key management personnel includes the following amounts:

● During the three months ended June 30, 2012, the Company earned $9,537 in revenues from a director of the Company.

For the three months ended June 30, 2012, the Company was charged approximately $333,797 (2011 $579,247) by related parties of the Company for share-based payments, and salary and wages, as set out in the table below:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Management services	$—	$—	$—	$30,000
Professional fees	—	15,000	—	30,000
Property lease rentals	—	6,000	—	8,000
Share-based payments (Note 7b)	200,181	515,862	591,744	1,659,135
Salary and wages	133,616	42,385	267,838	42,385
	$333,797	$579,247	$859,582	$1,769,520

9.     SUBSEQUENT EVENTS

On August 21, 2012, the Company entered into a Definitive Agreement to be acquired by Mobile Integrated Systems Inc., “MOBI”, on the basis of 0.2222 of a share of MOBI common stock in exchange for each outstanding share of the Company. MOBI has also agreed to provide a first priority secured bridge loan to the Company to a maximum amount of $800,000 in order to assist QAT in meeting its normal course obligations until the close of the transaction. The loan carries an annual interest rate of 12% and is secured by first fixed and specific mortgage on the QAT assets.

On August 19, 2012, the Company entered into a perpetual, non-exclusive, fully-transferable, sub-licenseable, irrevocable, royalty-free worldwide licensing and commercialization agreement with MOBI to develop and market QAT software and products. In consideration of the agreement, QAT and MOBI will share equally in the net income earned under the agreement. It is anticipated that upon closing of the acquisition of QAT by MOBI, the agreement would be terminated.